Suite 900 1331 NW Lovejoy Street Portland, OR 97209-3280 503-226-1191 Fax 503-226-0079 www.aterwynne.com

Gregory E. Struxness Direct Dial: 503-226-8449 E-Mail: ges@aterwynne.com

June 21, 2017

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund LLC
Draft Offering Statement on Form 1-A
Submitted February 22, 2017
(CIK No. 0001462371)

Dear Ms. McManus:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated March 30, 2017 relating to the above-captioned Draft Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comments are set forth below along with the Company’s responses to such comments.

Comment

We note your responses to comments 4 and 5. We also note that the issuer retains wide discretion in its ability to change the interest rate on the Senior Notes. Due to the level of issuer involvement with respect to any potential interest rate change, we believe that the transaction represents an exchange as to outstanding securityholders. Please tell us if you plan to rely on an exemption for that transaction or if you would seek to qualify the exchange. Similarly, we believe that you should qualify any newly issued notes reflecting an interest rate change due to the level of issuer involvement in resetting the interest rate. We note that the company currently plans to offer $50 million Senior Notes, which is the maximum amount permitted under Regulation A with respect to a 12-month period. If you intend to qualify notes reflecting an interest rate change pursuant to Regulation A, it appears that you will need to withdraw the unsold portion of the current offering of Senior Notes in order to free up capacity for the new offering given the offering limitation in Rule 251.

GROWTH-MINDED LAW

Securities and Exchange Commission

June 21, 2017

Response

During our telephone discussion on April 24, 2017, in response to my question regarding Staff guidance on the concept of “issuer involvement,” as that term was used in your comment, you cited the Xerox Credit Corporation no-action letter (available June 16, 1983). Xerox Credit Corporation (“Xerox Credit”) sought the Staff’s advice as to whether registration under the Securities Act of 1933, as amended (the “1933 Act”) would be required in connection with the interest rate adjustment and extension of its outstanding One-Year Extendible Notes (the “Xerox Credit Notes”). The Xerox Credit Notes were repayable upon demand of the holders on June 15, 1983, 1984, 1985, and 1986 at their principal amount together with interest payable to the date of repayment. The interest rate on the Xerox Credit Notes was adjustable on each repayment date to a rate not less than 102% of the then-current rate on one-year U.S. Treasury obligations. Xerox Credit gave notice of the interest rate adjustment to noteholders approximately 30 days before each adjustment date. Noteholders who wanted to exercise their right to repayment were required to provide notice during the 14-day period immediately preceding the interest rate adjustment date. If a notice of demand for repayment was not received during that two-week period, the new interest rate would be automatically adjusted, the term of the Notes would be automatically extended and the noteholders would not have another opportunity to demand repayment until the next annual repayment date.

Xerox Credit’s counsel expressed the opinion that the annual extension and interest rate adjustment should not require a new registration under the 1933 Act because: (i) the interest rate adjustment was a change in just one term of the security, accomplished in the manner contemplated and expressly provided for and disclosed at the time the security was issued, (ii) even if viewed as the issuance of a new security, the issuance would be exempt under Section 3(a)(9) of the 1933 Act, and (iii) because the Xerox Credit Notes were issued in denominations of $50,000, it would be unlikely that a person purchasing such a large denomination would benefit from a new registration, especially in light of the fact that re-registration would be satisfied by delivering a supplemental prospectus that provided information on the interest rate change which had already been provided to noteholders. On the basis of the facts presented, the Staff advised that it would not recommend enforcement action to the Securities and Exchange Commission (the “Commission”) if Xerox Credit, in reliance upon its counsel’s opinion that registration was not required, adjusted the interest rate and extended the term of the Notes annually as described in the no-action request without registration under the 1933 Act.

We were able to identify only one no-action letter that cites the Xerox Credit no-action letter. In the Sarcus Capital Management LP (“Sarcus”) no-action letter (available September 1, 2016), Sarcus cited the Xerox Credit no-action letter in support of its argument that an interest rate adjustment does not constitute the issuance of a new security where such adjustment was fully disclosed in the offering of the securities. Similarly, we were able to identify only two sets of Staff comment letters and issuer responses that cite the Xerox Credit Corporation no-action letter. The Staff cited the Xerox Credit no-action letter in its review of two registration statements on Form S-1 filed by The Money Tree, Inc. (“Money Tree”) on February 4, 2005. One registration

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June 21, 2017

statement related to $75,000,000 of Series A Variable Rate Subordinated Debentures (the “Money Tree Debentures”) (File No. 333-122531). The other registration statement related to $35,000,000 of Subordinated Demand Notes (the “Money Tree Demand Notes”) (File No. 333-122533). The Staff also cited the Xerox Credit no-action letter in the course of its review of a registration statement on Form S-2 filed on July 14, 2005, by 1st Franklin Financial Corporation (“1st Franklin”) covering $30,000,000 of Variable Rate Subordinated Debentures (the “1st Franklin Debentures”) (File No. 333-126589).

Money Tree Variable Rate Debentures

Under the terms of the Money Tree Variable Rate Debentures, Money Tree would establish a set of purchase amounts with corresponding interest rates and interest adjustment periods for each purchase amount, with interest adjustment periods ranging from one year to four years. The interest adjustment period selected by the investor would determine how frequently the interest rate could be changed and would also determine the times at which the Debenture holder could demand repayment without penalty. For example, if an investor selected a one-year interest adjustment period, the corresponding interest rate would be locked in for one year and the investor would not be able to demand repayment of the Debenture until the end of this one-year period without incurring a 90-day interest penalty. Prior to the end of each interest adjustment period, Money Tree would notify each Debenture holder of the new interest rate, which would be determined by Money Tree in its sole discretion. Money Tree would also file a Rule 424(b) prospectus supplement setting forth the new interest rate. If the holder of a Debenture elected to retain the Debenture at the new interest rate, no action would be required by the holder, and the new interest rate would become effective as of the last day of the interest adjustment period. If the holder of a Debenture elected not to accept the new interest rate, the holder could require Money Tree to redeem the Debenture without penalty as of the end of the adjustment period. The Debentures matured four years from date of issuance, and were automatically extended for one additional four-year term, unless the holder gave notice of redemption within 15 days after maturity.

The Staff’s initial comments on the Money Tree registration statements focused on the terms of the Debentures, with the Staff expressing its views that (i) the automatic extension of the initial four year term of the Debentures would represent the issuance of a new security requiring registration, and (ii) the post-interest rate adjustment period Debenture would represent a new security requiring registration. In its response, Money Tree stated its belief that the setting of a new interest rate at the end of each adjustment period should not require a new registration statement because the interest rate change and ability of the investor to redeem at the end of each adjustment period were features of the security that were contemplated and expressly provided for at the time the security was issued. Money Tree argued that floating rate securities were not uncommon in the industry, citing examples of floating rate securities offerings by other issuers. Money Tree also cited the Xerox Credit no-action letter, which permitted the annual reset of the interest rate on the Xerox Credit Notes without registration under the 1933 Act. Money Tree provided a detailed analysis of the similarities in the terms of the Debentures and the Xerox

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June 21, 2017

Credit Notes, focusing particularly on the interest rate adjustment feature of the two securities and the similarity in the notice and redemption provisions under the two securities. The Staff noted, however, that the interest rate adjustment on the Debentures was determined in Money Tree’s discretion, whereas the interest rate adjustment mechanism under the Xerox Credit Notes was based on a formula tied to the one-year Treasury rate, and ultimately informed Money Tree that, in the absence of a formulaic mechanism for determining the interest rate change, the Staff “might view the post-interest rate adjustment debentures as a new security.” In response, Money Tree agreed to a formula that provided a floor and a ceiling on the new interest rate. The formula adopted by Money Tree provided for an interest rate equal to at least the prime rate minus 1.5% subject to a maximum rate of 10.5%. At the time the formula was adopted, the prime rate was 7% and the initial interest rate on the Debentures was set at 6%. Accordingly, under the formula, at the time of the initial interest rate adjustment, the new interest rate could be set by Money Tree at a rate anywhere in the range between 5.5% and 10.5%.

1st Franklin Variable Rate Debentures

Under the terms of 1st Franklin’s Variable Rate Debentures, 1st Franklin would establish a set of purchase amounts with corresponding interest rates and interest adjustment periods for each purchase amount, all based upon 1st Franklin’s determination of general market conditions. The interest adjustment period selected would determine how frequently the interest rate could be changed and would also determine the times at which the noteholder would be permitted to demand repayment of the Debentures without penalty. For example, if an investor selected a two-year interest adjustment period, the corresponding interest rate would be locked in for two years and the investor would not be able to demand repayment of the Debenture until the end of that two-year period without incurring a 90-day interest penalty. At the end of each interest adjustment period, the interest rate would automatically adjust to the then-current rate offered by 1st Franklin as determined by 1st Franklin in its sole discretion.

Seven days prior to the end of each interest adjustment period, 1st Franklin would notify the holders of the new interest rate, and would also file a prospectus supplement under Rule 424(b). If a holder elected to retain the Debenture at the new rate, no action by the holder was required and the new interest rate would become effective automatically as of the last day of the interest adjustment period. If a holder elected not to accept the new rate, the holder could redeem the Debenture without penalty if the holder submitted its demand for redemption within the seven-day notice period. Each Debenture matured four years from the date of its issue, and the maturity was automatically extended for one additional four-year term, unless the holder submitted the demand for redemption prior to the original maturity date.

In its review, the Staff questioned whether the automatic extension of the term of the Debentures upon maturity for a second four-year term involved the issuance of a new security. The Staff also expressed its view that the seven-day notice period prior to each interest rate adjustment was inadequate and that the notice was required to provide disclosure of the new interest rate. The Staff cited the Xerox Credit no-action letter in support of its position. 1st

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June 21, 2017

Franklin responded that the extension of the maturity date did not constitute the issuance of a new security because (i) the investor had been presented with all information regarding the terms of the Debentures, including the automatic extension provision, at the time of the initial investment, (ii) the extension of the maturity date was automatic and did not require any further action by the holder, and (iii) no terms of the Debenture were altered as a result of the automatic extension. Accordingly, in 1st Franklin’s view, the holder of the Debenture had made its investment decision at the time of the original investment and the extension of the maturity date at the end of the original term would not result in the purchase of a new security. The Staff did not raise any question as to whether the adjustment of the interest rate at the end of each interest rate adjustment period to a new interest rate determined in the sole discretion of 1st Franklin involved the issuance of a new security. The Staff did ask for confirmation that a prospectus supplement would be filed at the time of each interest rate adjustment. In response to the Staff’s concerns regarding the notice period, 1st Franklin agreed to revise the terms of the Debentures to provide that, in addition to the seven days’ advance notice of the rate change, 1st Franklin would provide an additional 14-day period after the rate change during which demands for redemption could be made.

Analysis Based on Xerox Credit

Like counsel for each of Xerox Credit, Money Tree and 1st Franklin, we believe that changes in the interest rate payable on the Iron Bridge Senior Secured Promissory Notes (the “Iron Bridge Demand Notes”) should not constitute the issuance of a new security requiring qualification under Regulation A or constitute an exchange that requires qualification since the interest rate adjustment provision is a feature of the Iron Bridge Demand Notes that will be fully disclosed at the time of the offer and sale and will operate in accordance with its terms as disclosed. We also believe that the terms of the Iron Bridge Demand Notes are generally consistent with the terms of the Xerox Credit Notes and the terms of the Xerox Credit no-action letter as applied by the Staff in its review of the Money Tree Debentures and the 1st Franklin Debentures. The principal elements of the Xerox Credit Notes that are material to the analysis under Section 5 of the 1933 Act are (i) the automatic extension of the fixed maturity date in the absence of an express demand for repayment; (ii) the automatic interest rate adjustments that would be effective absent an express demand for repayment; (iii) the limits imposed on the amount of any interest rate adjustment; and (iv) the notice period with respect to an interest rate adjustment and/or impending maturity date and the time period during which repayment demands were permitted. Set forth below is a review of the provisions of the Iron Bridge Demand Notes as compared to the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures.

Automatic Extension of Term. The Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures each provide for the automatic extension of the term of these securities at the end of their specified terms, unless the holder demands repayment within the required time period. Because the Iron Bridge Demand Notes do not have a specified term or fixed maturity date, there is no automatic extension provision.

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June 21, 2017

Automatic Interest Rate Adjustment. Like the Xerox Credit Notes, the Money Tree Debentures, and the 1st Franklin Debentures, the Iron Bridge Demand Notes provide that the interest rate will adjust automatically if the holder does not demand repayment during a specified time period after notice of the interest rate change. The Xerox Credit Notes provided for interest rate adjustments on an annual basis. Investors in the Money Tree Debentures could select interest rate adjustment periods of one to four years. Under the 1st Franklin Debentures, the interest rate adjustment periods ranged from one month to four years. The interest rate on the Iron Bridge Demand Notes may not be changed more than once every 90 days.

Limits on Amount of Interest Rate Change. The interest rate adjustment for the Xerox Credit Notes was based on a formula that established a floor on the new interest rate (102% of the one-year Treasury rate) with discretion on the part of Xerox Credit above that. Changes in interest rates on the Money Tree Debentures were also tied to a formula that established a broad range of interest rates within which Money Tree could exercise its discretion (e.g., at the first interest rate adjustment date, the range for the new interest rate was between 5.5% and 10.5%). The amount of the interest rate change under the 1st Franklin Debentures was not limited – the new interest rate was determined by 1st Franklin in its sole discretion. Under the terms of the Iron Bridge Demand Notes, the interest rate may not be increased or decreased by more than 0.5% at the time of any interest rate adjustment.

Notice Period. The Xerox Credit Notes provided for 30 days’ notice of the interest rate adjustment/extension of term date, and notice of redemption was required before the adjustment/extension date in order to avoid the adjustment and/or extension. Under the Money Tree Debentures, 20 days’ notice was given prior to the interest rate adjustment date. Notice of redemption was required not more than 10 days after the interest rate adjustment date to avoid the automatic interest rate change and not more than 15 days after the maturity date to avoid the automatic extension of the term. The 1st Franklin Debentures provided for seven days’ notice of interest rate changes and 30 days’ notice of maturity. Notice of redemption was required not more than 14 days after the interest rate adjustment to avoid the interest rate adjustment, and prior to the maturity date to avoid the automatic extension of the term. Under the Iron Bridge Demand Notes, 90 days’ notice will be provided before any interest rate change. The Iron Bridge Demand Notes may be redeemed at any time upon 30 days’ notice.

Based on the foregoing, the Company believes that the terms of the Iron Bridge Demand Notes are generally consistent with the terms of the Xerox Credit Notes which the Staff considered in determining that it would not recommend enforcement action if Xerox Credit reset the interest rate on the Xerox Credit Notes without compliance with the registration requirements, and with the Xerox Credit no-action letter on which the Staff relied in its review of the Money Tree and 1st Franklin registration statements described above. In fact, investors in the Iron Bridge Demand Notes will be given substantially more advance notice of any interest rate change than that provided by Xerox Credit, Money Tree or 1st Franklin. Investors in the Iron Bridge Demand Notes will also have much greater clarity as to the magnitude of any prospective interest rate

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changes than will the investors in the 1st Franklin Debentures, where any interest rate change is in the sole discretion of 1st Franklin, or the investors in the Money Tree Debentures, where the interest rate adjustment formula resulted in a new interest rate determined by Money Tree in the range of 5.5% to 10.5% at the first adjustment date.

Investment Decision Analysis

Although we believe that the terms of the Iron Bridge Demand Notes are consistent with the terms of the Xerox Credit Notes, and, accordingly, limit the “level of issuer involvement” with respect to any interest rate change sufficiently to comport with the Staff’s analysis and no-action position in the Xerox Credit no-action letter, we also believe that there are structural differences between the terms of the Iron Bridge Demand Notes and the terms of the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures that should lead to a different analysis as to whether the adjustment of the interest rate on the Iron Bridge Demand Notes constitutes the sale of a new security. The Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures all included the following provisions: (i) a fixed maturity date that would be automatically extended if there was no demand for repayment at maturity, (ii) interest rate adjustments that would be effective automatically if there was no demand for repayment at the time of such adjustment, and (iii) the opportunity to demand repayment without penalty only during a limited period of time on or about the maturity date or interest rate adjustment date. As a result of these features, the holders of the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures were all presented with an investment decision at each interest rate adjustment and/or maturity date (i.e. the decision whether or not to demand repayment) and were required to make that investment decision during a narrow window of time at each interest rate adjustment date and/or at each maturity date. If they failed to demand repayment at that time, they were locked into the automatic interest rate adjustment and/or automatic extension of maturity date, forgoing the opportunity to demand repayment without penalty until the next interest rate adjustment date or maturity date.

At the time the Xerox Credit no-action letter was issued, the Staff was apparently satisfied that the facts presented by the terms and conditions of the Xerox Credit Notes were such that registration was not required at the time these investment decisions were required to be made at each term extension/interest rate adjustment date or that holders of these securities did not otherwise require the protections provided by registration, and the Staff apparently applied this analysis to the Money Tree Debenture and 1st Franklin Debenture offerings and reached the same conclusion.

The Iron Bridge Demand Notes will not have a specified term or maturity date and will be payable upon demand 30 days after written demand for payment. The Iron Bridge Demand Notes will bear interest at the rate specified in the applicable prospectus supplement, which may be changed by the Company at any time, provided that (i) the Company must provide 90 days’ advance notice of any interest rate change, and (ii) the interest rate may not be increased or decreased by more than 0.5% at the time of any change. Accordingly, investors in the Iron Bridge Demand Notes will not be presented with the same investment decisions as those faced

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June 21, 2017

by the holders of the Xerox Credit Notes, the Money Tree Debentures or the 1st Franklin Debentures. First, because the Iron Bridge Demand Notes do not have a specified term or fixed maturity date, there is no provision for the automatic extension of the maturity date provision like that in the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures, and hence no investment decision to be made by Iron Bridge Demand Note investors. Second, while the investment decision presented to the holders of the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures at the time of an interest rate adjustment requires them to decide during a relatively short time period whether or not to accept the interest rate change and forgo the opportunity to demand repayment without penalty until the next interest adjustment date, because the Iron Bridge Demand Notes are payable on demand, the holders of Iron Bridge Demand Notes will face little or no pressure to make an investment decision at the time of an interest rate change because they can demand repayment at any time.

As noted above, at the time Money Tree filed its registration statement for the Money Tree Variable Rate Debentures, it also filed a registration statement covering the Money Tree Subordinated Demand Notes. Under the terms of the Money Tree Demand Notes, the interest rate payable on the Money Tree Demand Notes was a variable rate that was paid only upon a demand for payment of the principal amount of the Demand Note. Money Tree could change the interest rate on the Money Tree Demand Notes from time to time, with both the timing and the amount of the interest rate change determined in Money Tree’s discretion. The interest rate change would apply to all Money Tree Demand Notes, whether existing or newly issued. Money Tree did not provide notice to noteholders of the changes in the interest rates on the Demand Notes. However, Money Tree agreed to file a prospectus supplement under Rule 424(b) at the time of each interest rate change. The outstanding principal balance of the Money Tree Demand Notes plus any unpaid interest was payable upon demand by the holder at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption, upon 30 days’ notice.

The registration statements for the Money Tree Debentures and the Money Tree Demand Notes were filed with the Commission simultaneously and were also reviewed by the Staff simultaneously. Each of the Staff’s comment letters referred to both registration statements and the Staff specifically requested that all changes made in response to the Staff’s comments be made to both registration statements. Nevertheless, the Staff’s comments with regard to the adjustable rate mechanism and its implications as to the registration requirements applicable to post-interest rate adjustment securities were specifically and explicitly limited to the Money Tree Debentures. The Staff did not raise any questions or comments in its comment letters as to the interest rate adjustment provisions of the Money Tree Demand Notes. Accordingly, it appears that the Staff did not take the same position on the interest rate adjustment provisions of the Demand Notes as it did on the Money Tree Debentures or seek to apply the guidance in the Xerox Credit no-action letter to the Money Tree Demand Notes. This leads us to conclude that the Staff determined that a different analysis of the Money Tree Demand Notes was appropriate.

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June 21, 2017

We also note the large number of offerings of securities, past and present, generally denominated as “floating rate demand notes” or “variable rate demand notes,” which generally have the following characteristics: (i) no stated maturity, (ii) payable upon demand of the holder, and (iii) interest rates that are adjustable from time to a rate determined by the issuer. See, for example, Ford Motor Credit Company LLC (333-217690), Caterpillar Financial Services Corporation (333-217029), Duke Energy Corporation (333-214303), and Ally Financial, Inc. (333-201205). We have not been able to identify any SEC no-action letters or Staff comment letters with respect to offerings of these types of securities in which the Staff has raised any issues similar to those presented in the Xerox Credit no-action letter.

Conclusion

The Company believes that an interest rate change with regard to the Iron Bridge Demand Notes should not constitute the issuance of a new security requiring requalification under Regulation A or constitute an exchange that requires qualification since the interest rate adjustment provision is a feature of the Iron Bridge Demand Notes that is being fully disclosed at the time of the offer and sale of the Notes and will operate in accordance with the terms as disclosed. The Company also believes that the provisions of the Iron Bridge Demand Notes are consistent with those of the Xerox Credit Notes as to which the Staff took a no-action position on the applicability of the registration requirements under the 1933 Act with respect to post-interest rate adjustment securities. The Company also believes that, as a result of the structure of the Iron Bridge Demand Notes, investors in Iron Bridge Demand Notes, like investors in other demand note offerings, will not be presented with the same investment decisions after the initial offer and sale of the securities as those faced by the holders of the Xerox Credit Notes, the Money Tree Debentures and the 1st Franklin Debentures and, accordingly, should not require the same level of protection under applicable securities laws. Based on the foregoing, it is the Company’s view that the changes in the interest rate payable on the Iron Bridge Demand Notes should not be deemed to constitute the issuance of a new security requiring qualification under Regulation A or constitute an exchange that requires qualification.

Please contact me if you have any questions or further comments.

Very truly yours,

/s/ Gregory E. Struxness
Gregory E. Struxness

cc:	Gerard Stascausky